UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2

ASTORIA FINANCIAL CORPORATION

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

046265104

(CUSIP Number)

December 31, 2014

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[x] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 046265104	SCHEDULE 13G	Page 2 of 8 Pages

1.	NAMES OF REPORTING PERSONS: Astoria Bank 401(k) Plan
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 7,423,588.0684
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 7,423,588.0684

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,423,588.0684
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.4% of 99,940,399 outstanding shares of common stock, par value $0.01 per share, as of December 31, 2014.
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) EP

CUSIP No. 046265104	SCHEDULE 13G	Page 3 of 8 Pages

1.	NAMES OF REPORTING PERSONS: Committee appointed as Plan Administrator of Astoria Bank 401(k) Plan Trustee of the Astoria Bank Employees’ Pension Plan
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 928,472.2880
	6.	SHARED VOTING POWER 7,423,588.0684
	7.	SOLE DISPOSITIVE POWER 928,472.2880
	8.	SHARED DISPOSITIVE POWER 7,423,588.0684

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,352,060.3564
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.4% of 99,940,399 outstanding shares of common stock, par value $0.01 per share, as of December 31, 2014.
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) EP

CUSIP No. 046265104	SCHEDULE 13G	Page 4 of 8 Pages

Statement for Schedule 13G

This Schedule 13G provides information concerning shares of the common stock, par value $0.01 per share (“Common Stock”) of Astoria Financial Corporation, a Delaware corporation (“Company”). Each of the reported shares was, at the relevant time, beneficially owned by the Astoria Bank 401(k) Plan (“401(k) Plan”) or by one of the following bodies, which were, at the relevant time, composed of the same five individual members: the committee appointed as Plan Administrator of the Astoria Bank 401(k) Plan (“401(k) Plan Committee”) or the Trustees of the Astoria Bank Employees’ Pension Plan (“Pension Trustee”) (each, a “Committee”).

Securities reported in this Schedule 13G as beneficially owned by the 401(k) Plan as of December 31, 2014 include securities that were reported on a prior Schedule 13G as beneficially owned by the Astoria Federal Savings and Loan Association Employee Stock Ownership Plan (the “ESOP”) and the committee under the Astoria Federal Savings and Loan Association Employee Stock Ownership Plan (“ESOP Committee”) as of December 31, 2013. The ESOP was merged into the 401(k) Plan on April 1, 2014, at which time beneficial ownership of all securities held by the ESOP was transferred to the 401(k) Plan and the 401K Plan Committee.

Item 1(a). Name of Issuer:

Astoria Financial Corporation

Item 1(b). Address of Issuer’s Principal Executive Offices:

One Astoria Bank Plaza

Lake Success, New York 11042-1085

Item 2(a). Name of Person Filing:

Astoria Bank 401(k) Plan

Committee appointed as Plan Administrator of Astoria Bank 401(k) Plan, and Trustee of the Astoria Bank Employees’ Pension Plan

Item 2(b). Address or Principal Business Office, or, if None, Residence:

Astoria Bank

One Astoria Bank Plaza

Lake Success, New York 11042-1085

Item 2(c). Citizenship:

U.S.A.

CUSIP No. 046265104	SCHEDULE 13G	Page 5 of 8 Pages

Item 2(d). Title of Class of Securities:

Common stock, par value $0.01 per share

Item 2(e). CUSIP No.:

046265104

Item 3. If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(f) [x] An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F)

Item 4. Ownership.

None of the shares set forth in this item 4 constitute shares the beneficial ownership of which any of the reporting persons had the right to acquire within 60 days following such date.

401(k) Plan. The 401(k) Plan provides the following information with respect to the Common Stock held in trust under the 401(k) Plan as of December 31, 2014.

(a) Amount Beneficially Owned	7,423,588.0684
(b) Percent of Class	7.4%
(c) Number of shares as to which such person has:
(i) sole power to vote or to direct the vote	0
(ii) shared power to vote or to direct the vote	7,423,588.0684
(iii) sole power to dispose or to direct disposition of	0
(iv) shared power to dispose or to direct disposition of	7,423,588.0684

The 401(k) Plan provides participants with the option of investing their plan accounts in a fund containing Common Stock (“Company Stock Fund”). As of December 31, 2014, the Company Stock Fund held 7,423,588.0684 shares of Common Stock, representing 7.4% of the outstanding shares, in a directed trust (the “401(k) Plan Trust”) held by a directed trustee. All shares in this fund are allocated to participant accounts. Participants have the power to direct the voting and disposition of shares allocated to their accounts. The 401(k) Plan provides that the plan administrator will direct the trustee of the 401(k) Plan Trust to vote any shares in the Common Stock Fund for which no voting instructions are received in the same proportion as the votes for the shares in such fund for which directions are received. In limited circumstances, the plan administrator may have the power and duty to direct the disposition, or the trustee may have the power and duty to direct the voting, of shares in the Common Stock Fund.

Committees. Each of the 401(k) Plan Committee and the Pension Trustee was composed of the same five individual members as of December 31, 2014. The shared membership of these Committees may constitute an arrangement or relationship that results in indirect beneficial ownership by each Committee under Rule 13d-3(a) of the Securities Exchange Act of 1934 of those shares beneficially owned by the other Committee.

CUSIP No. 046265104	SCHEDULE 13G	Page 6 of 8 Pages

Each Committee disclaims membership in a group and affirms that it has not agreed to act together with the other Committee for any purpose of acquiring, holding, voting or disposing of the Common Stock.

Each Committee acts by majority vote of its members and no member of any Committee may act individually to vote or dispose of shares of the Common Stock by means of his or her membership on any or all Committees.

The Committees provide the following information with respect to the total beneficial ownership of the Common Stock by the Committees as of December 31, 2014.

(a) Amount Beneficially Owned	8,352,060.3564
(b) Percent of Class	8.4%
(c) Number of shares as to which such person has:
(i) sole power to vote or to direct the vote	928,472.2880
(ii) shared power to vote or to direct the vote	7,423,588.0684
(iii) sole power to dispose or to direct disposition of	928,472.2880
(iv) shared power to dispose or to direct disposition of	7,423,588.0684

401(k) Plan Committee. The 401(k) Plan Committee is the plan administrator of the 401(k) Plan, and as such has shared power to direct the voting and disposition of all shares of Common Stock held under the Common Stock Fund of the 401(k) Plan as described above.

Pension Trustee. The Pension Trustee is trustee of the Astoria Bank Employees’ Pension Plan (“Pension Plan”), and has sole power to vote and dispose of the shares of Common Stock it holds as trustee under the Pension Plan. On December 31, 2014, the Pension Plan held 928,472.2880 shares of Common Stock, representing 0.9% of outstanding shares. None of the shares are allocated to participant accounts.

Item 5. Ownership of Five Percent or Less of a Class.

N/A

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Dividends on Common Stock allocated to the accounts of 401(k) Plan participants are added to such participants’ individual accounts.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

N/A

CUSIP No. 046265104	SCHEDULE 13G	Page 7 of 8 Pages

Item 8. Identification and Classification of Members of the Group.

N/A

Item 9. Notice of Dissolution of Group.

N/A

Item 10. Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 046265104	SCHEDULE 13G	Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ASTORIA BANK 401(K) PLAN

by COMMITTEE APPOINTED AS PLAN ADMINISTRATOR OF THE
ASTORIA BANK 401(K) PLAN

February 13, 2015
(Date)
/s/ Alan P. Eggleston
Name: Alan P. Eggleston Title: Committee Member

COMMITTEE APPOINTED AS PLAN ADMINISTRATOR OF THE
ASTORIA BANK 401(K) PLAN

February 13, 2015
(Date)
/s/ Alan P. Eggleston
Name: Alan P. Eggleston Title: Committee Member

TRUSTEE OF THE ASTORIA BANK EMPLOYEES’ PENSION PLAN

February 13, 2015
(Date)
/s/ Alan P. Eggleston
Name: Alan P. Eggleston Title: Committee Member